EXHIBIT 99.2.3



DAVID M. COTE                                  Honeywell
Chairman and                                   P.O. Box 3000
Chief Executive Officer                        Morristown, NJ 07962-2496



                              October 28, 2003


Dear Silent Witness Shareholder,

On October 10, 2003, Honeywell International Inc. ("Honeywell") announced that its subsidiary, SW Acquisition Inc. (the "Offeror"), would offer to purchase all of the outstanding common shares of Silent Witness Enterprises Ltd. ("Silent Witness"). Under the offer, Silent Witness shareholders depositing their Silent Witness common shares will receive Cdn. $11.27 cash for each Silent Witness common share deposited and taken up by the Offeror. Honeywell believes that its acquisition of Silent Witness will expand the fast growing CCTV (closed circuit television) segment of Honeywell's security business.

I am pleased today to enclose an Offer to Purchase and related documents that will enable you to accept our offer and deposit your common shares of Silent Witness in accordance with the terms of the offer. The offer is open for acceptance until 4:30 p.m. (Vancouver, British Columbia time) on December 3, 2003, unless withdrawn or extended, and is subject to the condition that not less than 90% of the Silent Witness common shares are validly tendered to the offer and not withdrawn.

The offer price of Cdn. $11.27 represents a premium of approximately 55% over the closing price for the common shares of Silent Witness on the Toronto Stock Exchange ("TSX") on October 10, 2003 and a premium of approximately 61% over the 10-day average closing price on the TSX prior to the announcement of the offer. Silent Witness' board of directors has unanimously recommended that shareholders accept the offer.

Detailed instructions for depositing your Silent Witness common shares are included in the enclosed Offer to Purchase and Circular and accompanying letter of transmittal and notice of guaranteed delivery. We urge you to review those documents carefully and, if you have any questions about how to tender your shares, consult the dealer manager (RBC Capital Markets), the depositary (Computershare Trust Company of Canada) or your financial or legal advisor.

We look forward to your acceptance of the offer.

                                         Yours sincerely,


                                         /s/ Dave M. Cote